UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

UNIQUE UNDERWRITERS, INC.

(Exact name of registrant as specified in its corporate charter)

Texas	000-55037	27-0631947
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

121 North Commercial Drive

Mooresville, NC 28115

(Registrant’s Address)

Registrant’s telephone number, including area code: (704) 902-5380

N/A

(Former name or former address, if changed since last report)

 Copies to:

Greentree Financial Group, Inc.

7951 SW 6th Street, Suite 216

Plantation, FL  33324

(954) 424-2345 Tel

(954) 424-2230 Fax

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INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May ___, 2014, to the holders of record at the close of business on May 20, 2014 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Unique Underwriters Inc., a Texas corporation (“the Company” or “UUWR”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by 1) a Share Purchase Agreement entered into by and amongst Samuel Wolfe, the Company’s former Chief Executive Officer, President, Director and beneficial owner of a majority of the outstanding shares of common stock of UUWR (“Wolfe”) and Roberto Luciano, an individual residing at 104 Chinnock Ct., Mooresville, NC 28117; and 2) a Share Purchase Agreement entered into by and amongst Ralph Simpson, the Company’s former Chief Operating Officer, Chairman, Director and beneficial owner of a majority of the outstanding shares of common stock of UUWR (“Simpson”) and Bennie Manion, an individual residing at 3339 Brackhill, Davidson, NC 28036. These two Share Purchase Agreements are collectively referred to herein as “the SPAs”.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 77,565,608 shares of UUWR common stock issued and outstanding, each of which was entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

Effective as of March 14, 2014, Samuel Wolfe, the Company’s former Chief Executive Officer, President and Director executed a Share Purchase Agreement with Roberto Luciano, the Company’s newly appointed Chief Executive Office, President, Secretary, Treasurer and Director, whereby Mr. Wolfe sold to Mr. Luciano 30,500,000 shares of the Company’s common stock in consideration for payment of $5,000. Mr. Wolfe retained ownership of 2,000,000 shares of the Company’s common stock.

The purchase of the 30,500,000 shares of the Company’s common stock represents approximately 39.3% of the Company’s issued and outstanding shares of common stock.

A copy of the Share Purchase Agreement is attached as Exhibit 10.1 to a Form 8-K filed with Securities and Exchange Commission on April 8, 2014.

Effective as of March 14, 2014, Ralph Simpson, the Company’s former Chief Operating Officer, Chairman and Director executed a Share Purchase Agreement with Bennie Manion, the Company’s newly appointed Chief Operating Office, Vice President and Director, whereby Mr. Simpson sold to Mr. Manion 30,500,000 shares of the Company’s common stock in consideration for payment of $5,000. Mr. Simpson retained ownership of 2,000,000 shares of the Company’s common stock.

The purchase of the 30,500,000 shares of the Company’s common stock represents approximately 39.3% of the Company’s issued and outstanding shares of common stock.

A copy of the Share Purchase Agreement is attached as Exhibit 10.2 to a Form 8-K filed with Securities and Exchange Commission on April 8, 2014.

As a result of the closing of SPAs, Mr. Luciano and Mr. Manion have acquired majority control of the outstanding common stock of UUWR and have been appointed to the Board of Directors of the Company.

Pursuant to the written consent of the Board of Directors in lieu of meeting prepared on March 14, 2014, the board of directors of the Company accepted the resignation of Mr. Samuel Wolfe, the Company’s Chief Executive Officer, President and Director, the resignation of Mr. Ralph Simpson, the Company’s Chief Operation Officer, Chairman and Director, and the resignation of Rudolph Renda, the Company’s director. The board appointed Roberto Luciano as Chief Executive Office, President, Secretary, Treasurer and Director of the Company, and Bennie Manion as Chief Operating Office, Vice President and Director of the Company. These appointments are effective as of March 14, 2014.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY. AS A RESULT, ROBERTO LUCIANO WILL BE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth as of March 14, 2014, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.

BENEFICIAL OWNERSHIP TABLE

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF MARCH 14, 2014

Before Closing of the SPAs

Name and Address of Beneficial Owner	Common Stock Beneficially Owned[1]	Percent of Class
Samuel Wolfe [2] 5650 Colleyville Blvd, Colleyville, Texas 76034	32,500,000	41.9%

Ralph Simpson [3] 5650 Colleyville Blvd, Colleyville, Texas 76034	32,500,000	41.9%

[1] Based on 77,565,608 issued and outstanding shares of common stock.

[2] Samuel Wolfe is the founder, Chief Executive Officer, President and Director of the Company and has served as such since inception.

[3] Ralph Simpson is the founder, Chief Operating Officer, Chairman and Director of the Company and has served as such since inception.

After Closing of the SPAs

Name and Address of Beneficial Owner	Common Stock Beneficially Owned[1]	Percent of Class[1]
Roberto Luciano 121 North Commercial Drive Mooresville, NC 28115	30,500,000	39.3%

Bennie Manion Mooresville, NC 28115	30,500,000	39.3%

th Commercial Drive

  30,500,000 39.3%

[1] Based on 77,565,608 shares of common stock issued and outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

A list of officers and directors of Unique Underwriters Inc. after closing of the SPAs appears below. The directors of the Company are elected annually by the shareholders. The officers serve at the pleasure of the Board of Directors. The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.  There are no employment contracts to compensate the officers and directors.

Name Age Title

Roberto Luciano 42 CEO, President, Secretary, Treasurer and Director

Bennie Manion 40 Chief Operating Office, Vice President and Director

Roberto Luciano:

On May 14, 2014, Roberto Luciano was appointed the Company’s chief executive officer, president, secretary, treasurer and director. Mr. Luciano, age 42, has since June 2010 been a partner in Mi Logistics, a third party logistics and supply chain management company specializing in warehousing, transportation and contract packaging located in Mooresville, North Carolina. Mi Logistics’ business strategy is to assist companies in achieving greater efficiency, reliability and profitability in the delivery of their products.

Mr. Luciano has spent more than 15 years of his professional career in the technology field having worked for three Fortune 100 companies including: McGraw-Hill, Johnson & Johnson and IBM.

Mr. Luciano attended Montclair State University.

Bennie Manion:

On May 14, 2014, Bennie Manion was appointed the Company’s chief operations officer, vice president and director. Mr. Manion, age 40, has since March 2010 served as the chief executive officer of Mi Logistics, LLC and is responsible for its operations, business development, sales, fulfillment and support. In 2013 he co-founded First Choice Apparel Company which is engaged in ecommerce sales of name brand apparel and accessories. From 2005 to 2009 was co-owner of Faith Integrated Logistics, LLC.

Mr. Manion has spent four years as as an Associate and Youth Pastor at Aldersgate UMC in Nixa, MO.  He earned an M.A. from the Assemblies of God Theological Seminary and a Bachelor of Science degree in Biology from Southern Illinois University at Carbondale.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

·	Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

·	Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

·	Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

·	Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board of Directors’ MEETINGS and Committees

Meetings of Our Board of Directors

The Registrant’s Board of Directors took all actions by unanimous written consent without a meeting during the fiscal year ended June 30, 2013.

Board Committees

Audit Committee. The Company plans to establish an audit committee of the board of directors, which will consist of soon-to-be-nominated independent directors. The audit committee’s duties would be to recommend to the Company’s Board of Directors the engagement of independent auditors to audit the Company’s financial statements and to review the Company’s accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of the Company’s Board of Directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee. The Company intends to establish a compensation committee of the board of directors. The compensation committee would review and approve the Company’s salary and benefits policies, including compensation of executive officers.

Director Compensation

No directors of the Company have received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings as of the date of this filing. The directors do have employment agreements with the Company and will receive compensation in accordance with their contracts.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have no certain relationships and related transaction to disclose.

Executive Compensation

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s Chief Executive Officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year As of July 23, 2009	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Roberto Luciano CEO, President, Secretary, Treasurer and Director	2013	-	-	-	-	-	-	-	-
Bennie Manion COO, Vice President and Director	2013	-	-	-	-	-	-	-	-
Samuel Wolfe, Former CEO/ President	2013 2012	130,000 130,000	- -	- -	- -	- -	- -	4,487 120,795(1)	134,487 250,795
Ralph Simpson, Former COO/ Chairman	2013 2012	130,000 130,000	- -	- -	- -	- -	- -	61,800 70,532(2)	191,800 200,532

(1) The chief executive officer is entitled to compensation in the amount of 5% of total annual revenue received by the Company.

(2) Compensation for corporate housing for respective officer. This corporate housing payment was as a one-time benefit.

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended June 30, 2013.

During the year ended June 30, 2013, none of the named executive officers exercised any stock options.

Employment Agreements

There are no employment contracts to compensate the officers and directors.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating the availability of such insurance.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Unique Underwriters, Inc. has duly caused this report to be signed by the undersigned hereunto authorized.

Date: May 20, 2014

UNIQUE UNDERWRITERS INC.

/s/ Roberto Luciano

Roberto Luciano

Chief Executive Officer, President, Secretary,

Treasurer and Director